BANCOLOMBIA ANNOUNCES ITS INTENTION TO MAKE A PUBLIC OFFERING OF
PREFERRED SHARES WITHOUT VOTING RIGHTS (“PREFERRED SHARES”)

Medellin, Colombia, November 25, 2013.

Today, Bancolombia’s Board of Directors instructed the senior management of the Bank to structure a public offering in Colombia of up to 110 million preferred shares.

Upon the authorization from the Colombian Superintendency of Finance, the preferred shares would be offered and placed in the Colombian market.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Act”) and may not be offered and sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Act) (“U.S. persons”) absent registration under the Act or an applicable exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.